Filed by SL Science Holding Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Space Acquisition II Corp.

Commission File No.: 333-292214-01

Date: January 15, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 15, 2026

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HORIZON SPACE ACQUISITION II CORP.
(Exact name of registrant as specified in its charter)

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Cayman Islands	001-42406	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1412 Broadway
21st Floor, Suite 21V
New York, NY 10018
(Address of principal executive offices)

Tel: (646) 257-5537
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one ordinary share, $0.0001 par value, and one Right to acquire one-tenth of one ordinary share	HSPTU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	HSPT	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one ordinary share	HSPTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Additional Definitive Proxy Solicitation Materials

On January 13, 2026, Horizon Space Acquisition II Corp. (“HSPT”) filed a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) for the solicitation of proxies in connection with an extraordinary general meeting (the “Extraordinary Meeting”) of HSPT’s shareholders to be held on February 3, 2026 in connection with the proposed business combination (the “Business Combination”) between HSPT and SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”).

HSPT is filing this Current Report on Form 8-K to correct and replace certain references to the trust agent and/or transfer agent, and their corresponding contact information contained in the Definitive Proxy Statement with the following underlined and bolded revisions:

(i) on page vii,

““Trust Account” means the Trust Account maintained by Wilmington Trust, National Association, acting as trustee, established for the benefit of HSPT Public Shareholders in connection with the HSPT IPO”

(ii) on page xxv,

“Who can help answer my questions?

A: If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact HSPT’s proxy solicitor as follows:

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Attn: Karen Smith
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

To obtain timely delivery, shareholders must request the materials no later than January 27, 2026, or five business days prior to the Extraordinary Meeting.

You may also obtain additional information about HSPT from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you are a public shareholder and you intend to seek redemption of your shares, you will need to deliver your Ordinary Shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to the transfer agent at the address below two business days prior to the scheduled vote at the Extraordinary Meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:

VStock Transfer, LLC
18 Lafayette Place, Woodmere,
New York 11598
Email: action@vstocktransfer.com
Attn: Action Team”

(iii) on pages 84 and 85,

“Redemption Rights

In connection with the completion of the Business Combination, each public shareholder may elect to redeem all or a portion of its public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in HSPT’s trust account (the “Trust Account”), including interest earned on the funds held in the Trust Account and not previously released to HSPT to pay its taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares (a “Redemption Election”), regardless of how such public shareholder votes on the Proposals or whether such public shareholder votes at all. The deadline to make a Redemption Election is 5:00 pm Eastern Time on January 30, 2026 (two business days prior to the scheduled vote at the Extraordinary Meeting) (the “Redemption Deadline”).

Holders of outstanding units must separate the underlying public shares and rights prior to exercising redemption rights with respect to the public shares.

If you hold units registered in your own name, you must deliver the certificate for such units to our transfer agent with written instructions to separate such units into public shares and rights. This must be completed far enough in advance to permit the mailing of the public share certificates back to you (if applicable) so that you may then exercise your redemption rights upon the separation of the public shares from the units. The holders of HSPT Rights have no redemption rights with respect to the HSPT Rights.

You may exercise your redemption rights regardless of whether you vote or, if you vote, irrespective of whether you vote “FOR” or “AGAINST” the Proposals. As a result, the Business Combination Agreement can be approved by shareholders who shall redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market for its shares, fewer shareholders and the potential inability to meet the Nasdaq listing standards.

Pursuant to the Existing HSPT Charter, a public shareholder may request that the Company redeem all or a portion of such public shareholder’s shares for cash if the Business Combination Proposals is approved. You will be entitled to receive cash for any public shares to be redeemed only if you:

(1)    (a) hold public shares or (b) hold public shares through HSPT Public Units and you elect to separate your units into the underlying rights prior to exercising your redemption rights with respect to the public shares; and

(2)    two business days prior to the scheduled vote at the Extraordinary Meeting, (a) submit a written request, including the name, phone number, and address of the beneficial owner of the shares for which redemption is requested, to HSPT’s transfer agent, at VStock Transfer, LLC, 18 Lafayette Pl, Woodmere, NY 11598, Attn: Action Team (email: action@vstocktransfer.com), that HSPT redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold your shares through a bank or broker, you must ensure your bank or broker complies with the requirements identified herein, including submitting a written request that your shares be redeemed for cash to the transfer agent and delivering your shares to the transfer agent prior to the scheduled vote at the Extraordinary Meeting. You will only be entitled to receive cash in connection with a redemption of these shares if you continue to hold them until the Business Combination is consummated.

Through DTC’s DWAC system, this electronic delivery process can be accomplished by the shareholder, whether or not it is a record holder or its shares are held in “street name,” by contacting the transfer agent or its broker and requesting delivery of its shares through the DWAC system. Tendering or delivering share certificates physically (if any) may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and HSPT’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced redemption process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100 and the broker would determine whether or not to pass this cost on to the redeeming holder. It is HSPT’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. HSPT does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Such shareholders will have less time to make their investment decision than those shareholders that deliver their shares through the DWAC system. Shareholders that request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

Share certificates that have not been tendered or delivered in accordance with these procedures prior to the vote on Business Combination Proposals will not be redeemed for cash held in the Trust Account. In the event that a public shareholder tenders its shares and decides prior to the vote at the Extraordinary Meeting that it does not want to redeem its shares, the shareholder may withdraw the tender immediately prior to the scheduled vote at the Extraordinary Meeting. If you delivered your share certificate(s) (if applicable) for redemption to our transfer agent and decide prior to the vote at the Extraordinary Meeting not to redeem your public shares, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent at the address listed above. In the event that a public shareholder tenders shares and the Business Combination Proposals is not approved, these shares will not be redeemed and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination Proposals will not be approved. HSPT anticipates that a public shareholder that tenders shares for redemption in connection with the vote to approve the Business Combination Proposals would receive payment of the redemption price for such shares as soon as practical after the completion of the Second Merger. The transfer agent will hold the certificates of public shareholders that make the Redemption Election until such shares are redeemed for cash or returned to such shareholders.

HSPT shareholders may vote in favor of the Business Combination Proposals and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of HSPT shareholders are substantially reduced as a result of redemption by HSPT shareholders. In the event of significant redemptions, with fewer shares and fewer HSPT shareholders, the trading market for PubCo Ordinary Shares may be less liquid than the market for HSPT Ordinary Shares was prior to the Business Combination. In addition, in the event of significant redemptions, PubCo may not be able to meet the Nasdaq listing standards. It is a condition to consummation of the Business Combination in the Business Combination Agreement that the PubCo Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof. PubCo and HSPT have certain obligations in the Business Combination Agreement to use reasonable best efforts to procure the satisfaction of certain conditions precedent for the consummation of the Business Combination, including with respect to satisfying the Nasdaq listing condition.”

Other than the changes listed above, there is no change to information contained in the Definitive Proxy Statement. There is no change to the location, the record date, or any of the other proposals to be acted upon at the Extraordinary Meeting. The physical location of the Extraordinary Meeting remains at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: +1 813-308-9980 (Access Code: 173547), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of HSPT and SL Bio to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in HSPT Annual Report on Form 10-K filed with the SEC on March 27, 2025 (the “Form 10-K”), HSPT’s final prospectus dated November 14, 2024 filed with the SEC (the “Final Prospectus”) related to its initial public offering, the Definitive Proxy Statement dated January 13, 2026 filed with the SEC and the amendments thereto in connection with the Business Combination, and in other documents filed by HSPT with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: SL Bio’s or the combined company’s limited operating history; the ability of SL Bio or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of SL Bio or the combined company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by HSPT’s shareholders; the ability to meet stock exchange’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Definitive Proxy Statement and the amendments thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

SL Bio, PubCo (as defined below) and HSPT each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of SL Bio, PubCo or HSPT with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, SL Science Holding Limited, a Cayman Islands exempted company limited by shares (“PubCo”) has filed with the SEC the registration statement on Form F-4 (the “Registration Statement”), which includes the Definitive Proxy Statement containing information about the proposed Business Combination. The Registration Statement was declared effective on January 13, 2026, and the Definitive Proxy Statement is first being mailed to HSPT’s shareholders as of the record date established for voting on the proposed Business Combination on or about January 13, 2026.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of HSPT will also be able to obtain copies of the Definitive Proxy Statement without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, SL Bio, HSPT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from HSPT’s shareholders with respect to the proposed Business Combination. Information regarding HSPT’s directors and executive officers is available in HSPT’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise are contained in the Definitive Proxy Statement.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Horizon Space Acquisition II Corp.
By:	/s/ Mingyu (Michael) Li
Name:	Mingyu (Michael) Li
Title:	Chief Executive Officer

Date: January 15, 2026